August 19, 2024

Yawei Cao
Chief Executive Officer
Cayson Acquisition Corp
420 Lexington Ave., Suite 2446
New York, NY 10170

       Re: Cayson Acquisition Corp
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 8, 2024
           File No. 333-280564
Dear Yawei Cao:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 25, 2024 letter.

Registration Statement on Form S-1
Enforcement of Civil Liabilities, page 11

1. We note your revised disclosure provided in response to prior comment 3. As requested in the comment, please include Ogier's consent to being named in this section of the prospectus as an exhibit to the registration statement.
Risk Factors Summary, page 26

2. We note your response to prior comment 6. We also note that you disclose on page 28 that the PRC government may intervene or regulate the activities of the post-business combination company in ways that could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. Please revise your disclosure to include the current risks that the majority of your directors and officers being based in
 August 19, 2024
Page 2

       or having significant ties to China poses which could result in a material change in your operations and/or the value of the securities you are registering for sale including causing the value of your securities to significantly decline or become worthless.
Risks Related to Acquiring and Operating a Business Outside of the United States, page 50

3. We note your response to prior comment 8. Please expand your disclosure regarding the impact PRC law or regulations may have on the cash flows associated with the business combination transaction specifically including, but without limitation, shareholder redemption rights.
Underwriting , page 142

4. We note your response to prior comment 10. Please revise your underwriter's compensation table to include the EBC founder shares in tabular format. Please refer to
       Item 508(e) of Regulation S-K for guidance.
       Please contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Jeffrey M. Gallant, Esq.